1301 Pennsylvania Avenue, N.W.
Washington, D.C. 20004
William J. Tuttle, P.C.	United States
To Call Writer Directly:		Facsimile:
+1 202 389 3350	+1 202 389 5000	+1 202 389 5200
william.tuttle@kirkland.com
www.kirkland.com

January 27, 2026

By EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Nicolina McCarthy

Re:	Oaktree Gardens OLP, LLC
Annual Report on Form 10-K for the fiscal year ended September 30, 2025
File No. 814-01633

Dear Ladies and Gentlemen:

On behalf of Oaktree Gardens OLP, LLC, a Delaware limited liability company (the “Fund”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Fund’s Annual Report on Form 10-K for the fiscal year ended September 30, 2025, filed on December 18, 2025, in a call on January 16, 2026 between Nicolina McCarthy of the Staff and William J. Tuttle and Erin M. Lett of Kirkland & Ellis LLP, outside counsel to the Fund. For your convenience, a transcription of the Staff’s comments is included in this letter, with each comment followed by the Fund’s response.

1.	Please review and confirm the accuracy of footnote (c) to the significant unobservable inputs for Level 3 investments table on page 98 of the filing.

Response:  The Fund respectfully submits that it will confirm the usage of all footnotes in the Level 3 investments table in its future filings.

2.

Please describe the active markets referenced as a basis for determining a Level 1 fair value measurement categorization attributed to cash equivalents. In your response, please confirm if cross-trades were executed in any of these securities during the relevant period pursuant to Rule 17a-7 of the Investment Company Act of 1940, as amended.

Austin  Bay Area  Beijing  Boston  Brussels  Chicago  Dallas  Frankfurt  Hong Kong  Houston  London  Los Angeles  Miami  Munich  New York  Paris  Philadelphia  Riyadh  Salt Lake City  Shanghai

United States Securities and Exchange Commission

January 27, 2026

Response: The Fund’s cash equivalents as of September 30, 2025 consisted of investments in two money market funds. In future filings, the Fund will identify the active markets used as a basis for determining that its cash equivalents are categorized as Level 1. The Fund, as well as other funds that are managed by an affiliate of the Fund’s investment adviser, actively transact in these money market funds on a daily basis. The Fund does not engage in cross-trades pursuant to Rule 17a-7 of the Investment Company Act of 1940, as amended.

3.

Item 105(b) of Regulation S-K requires a series of concise bulleted or numbered statements that is no more than two pages summarizing the principal factors that make the registrant or offering speculative or risky in the forepart of the annual report if the discussion of risks is longer than 15 pages. We note that the summary is longer than two pages and/or repeats each risk, rather than summarizing the risks. Please correct in future filings.

Response: The Fund respectfully submits that it included a summary of risk factors on page 24 of the filing. In future filings, the Fund will review the formatting and presentation of such summary to ensure that it is appropriately prominent and does not repeat each risk, rather than summarizing the risks.

* * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.389.3350 (or by email at william.tuttle@kirkland.com) or Erin M. Lett by telephone at 202.389.3353 (or by email at erin.lett@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle, P.C.
William J. Tuttle, P.C.

cc:	Mary Gallegly, Oaktree Gardens OLP, LLC

Erin M. Lett, Kirkland & Ellis LLP